05011328

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

September 14, 2005

SUPPL

RECEIVED
2005 SEP 20 A 11:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 14, 2005 Stock Exchange Announcement – Holding(s) in Company - Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-88.doc
T: 092505

REG-Electrocomponents Holding(s) in Company

RNS Number:2774R
Electrocomponents PLC
14 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investments on September 14th September 2005 (dated 13th September 2005) in accordance with Section 198 of the Companies Act that Franklin Resources, Inc. and its affiliates on behalf of clients (detailed below), had an interest in 21,912,390 Ordinary shares of Electrocomponents PLC representing a total of 5.03% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Registered Holder	Number of Shares	% held
Bank of New York, London	109,200	0.0251
JP Morgan Chase Bank	21,006,400	4.8262
Citibank Nominees Ltd	129,600	0.0298
HSBC Bank	202,189	0.0465
Mellon Bank	12,800	0.0029
Royal Trust Corp. of Canada	167,315	0.0384
State Street Nominees Limited	284,886	0.0655
TOTAL	21,912,390	5.0343

CARMELINA CARFORA

Group Company Secretary

14th September 2005

END

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